ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-16421

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees' Retirement Savings Plan of Provident Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bankshares Corporation
114 East Lexington Street
Baltimore, Maryland 21202

REQUIRED INFORMATION

Item 1-3. The Employees' Retirement Savings Plan of Provident Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1 Consent of KPMG LLP

FINANCIAL STATEMENTS

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Financial Statements

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Table of Contents

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG LLP
111 S. Calvert Street
Baltimore, Maryland 21202

Report of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank:

We have audited the accompanying statements of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and delinquent participant contributions as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 23, 2006

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

		2005	2004
Investments, at fair value (note 3)	$	82,806,447	79,708,134
Receivables:			
Participant contributions		158,649	120,414
Employer contributions		657,999	8,205
Accrued investment income		4,833	2,031
Total receivables		821,481	130,650
Net assets available for benefits	$	83,627,928	79,838,784

See accompanying notes to financial statements.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

		2005	2004
Additions:			
Investment income:			
Interest and dividends	$	1,526,744	739,219
Net appreciation (depreciation) in fair value of investments (note 3)		(368,212)	9,340,550
		1,158,532	10,079,769
Contributions:			
Participants		4,402,490	3,626,305
Employer		2,565,244	1,708,810
		6,967,734	5,335,115
Transfers from other plans:			
Essex Bancorp, Inc. 401(k) Retirement Savings Plan		—	1,277,741
Southern Financial Bank 401(k) Plan		—	4,402,023
		—	5,679,764
Total additions		8,126,266	21,094,648
Deductions:			
Benefits paid to participants		4,323,611	3,010,266
Administrative expenses		13,511	13,965
Total deductions		4,337,122	3,024,231
Net increase in net assets available for benefits		3,789,144	18,070,417
Net assets available for benefits:			
Beginning of year		79,838,784	61,768,367
End of year	$	83,627,928	79,838,784

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Employees' Retirement Savings Plan of Provident Bank (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Provident Bank (the Company) and covering all full-time and certain part-time employees of the Company after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective August 31, 2004, as a result of the merger of Southern Financial Bancorp, Inc. with and into Provident Bankshares Corporation, the Southern Financial 401(k) Plan and the Essex Bancorp 401(k) Retirement Savings Plan merged with and into the Plan.

The Plan was amended, effective September 1, 2004, to add predecessor service for employees of Southern Financial and Essex Bancorp.

Effective March 28, 2005, the prototype plan document sponsored by the Fidelity Management & Research Company (Fidelity) was amended to reduce the automatic cash-out threshold from $5,000 to $1,000. This amendment was intended as good faith compliance with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001.

(b) Contributions

Effective January 1, 2005, participants may contribute up to 50% of eligible annual compensation, as defined in the Plan, subject to the limits established by the Internal Revenue Code. Prior to January 1, 2005, the maximum employee deferral percentage was 20%. Participants who have attained age 50 before the end of the Plan year are eligible to make catchup contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company contributes a matching amount equal to 100% of the employee's contributions up to the first 3% of the employee's compensation and 50% of the employee's contributions on the next 3% of the employee's compensation. The Company's contributions are allocated in the same manner as the participant's contributions.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution, the matching Company contribution and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

 (Continued)

(d) Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions plus earnings thereon become vested at the time the contributions are made to the Plan.

(e) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1–10 years. Principal and interest is paid ratably through monthly payroll deductions.

(f) Payment of Benefits

Upon termination of service due to death, retirement, disability or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. Certain participants may elect a lump-sum payment in cash or Company stock.

(g) Forfeited Accounts

In accordance with the terms of the Plan, any forfeitures of Company contributions will be used to reduce future Company contributions. In 2005 and 2004, Company contributions were reduced by $116,755 and $9,087, respectively, from forfeited non-vested accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis.

(b) Investment Valuation and Income Recognition

Fidelity Management Trust Company (FMTC), the Plan's trustee and custodian, has custody of Plan assets and executes investment transactions pursuant to participants' elections.

The Plan's investments are stated at fair value. Investments in mutual funds are based on quoted market information. Shares of common stock of the Company are valued at the last sale price on the principal exchange on which they are traded. Investments in common/collective trust funds are valued at the net asset value of units held by the Plan. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the period in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

(c) ***Administrative Expenses***

The Company pays all of the Plan's administrative expenses except for the loan administration expenses, which are deducted directly from the individual participants' accounts.

(d) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e) ***Benefits***

Benefits are recorded when paid.

(3) Investments

The following table presents the fair values of investments at December 31, 2005 and 2004. Those investments that represent 5% or more of the Plan's net assets at December 31, 2005 and/or 2004 are indicated by an "*":

		2005	2004
Money market fund:			
Fidelity Institutional Fund	$	1,369,549	1,322,686
Common stock:			
Provident Bankshares Corporation Stock*		31,456,856	32,257,316
Common/collective trust:			
Fidelity Advisor Stable Value Portfolio*		13,160,570	13,104,498
Mutual funds:			
Fidelity Advisor Intermediate Bond Fund		2,140,958	2,346,745
Fidelity Advisor Balanced Fund*		4,788,052	4,533,823
AIM Basic Value Fund		1,810,696	1,888,874
Fidelity Advisor Dividend Growth Fund*		8,170,877	7,808,959
Legg Mason Value Trust, Inc.*		7,655,127	6,430,429
Fidelity Advisor Equity Growth Fund		3,485,075	2,909,110
Fidelity Advisor Overseas Fund		1,816,485	1,340,718
Fidelity Advisor Value Strategies Fund		1,409,031	1,294,547
Fidelity Advisor Small Cap Fund		4,094,911	3,179,049
Participant loans		1,448,260	1,291,380
	$	82,806,447	79,708,134

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2005	2004
Common stock of Provident Bankshares	$	(1,011,371)	7,159,512
Mutual funds		643,159	2,181,038
	$	(368,212)	9,340,550

(4) Transactions with Parties-in-Interest

During the years ended December 31, 2005 and 2004, the Plan invested in a common/collective trust fund and several mutual funds with FMTC, the trustee and custodian of the Plan. Fees paid by the Company for these services totaled $5,607 and $13,883 for the years ended December 31, 2005 and 2004, respectively.

The Plan also invests in shares of Provident Bankshares Corporation Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, resulting in 100% vesting of the interests of all participants.

(6) Tax Status

The Plan has adopted a nonstandardized prototype plan sponsored by Fidelity. A favorable opinion letter issued by the Internal Revenue Service and dated October 9, 2003 has been received for the prototype plan. The Company is relying on the opinion letter as provided for in Announcement 2001-77. The Plan has been amended since the opinion letter was issued, but the Company and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

(8) Reconciliation to Form 5500

In 2005 and 2004, deemed distributions were excluded from participant loans receivable in the Form 5500 but included in the accompanying financial statements. Following is a reconciliation of participant loans receivable, investment income and benefits paid to participants:

		2005	2004
Participant loans receivable per financial statements	$	1,448,260	1,291,380
Deemed distributions of participant loans		(30,846)	(28,772)
Participant loans receivable per Form 5500	$	1,417,414	1,262,608
Investment income per financial statements	$	1,158,532	10,079,769
Interest on deemed distributions of participant loans		(2,074)	(1,935)
Investment income per Form 5500	$	1,156,458	10,077,834
Benefits paid to participants per financial statements	$	4,323,611	3,010,266
Deemed distributions of participant loans		—	(2)
Benefit payments and certain deemed distributions of participant loans per Form 5500	$	4,323,611	3,010,264

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2005

Identity of party involved	Relationship to Plan	Description of transaction including rate of interest	Amount on line 4(a)	Lost earnings
Provident Bank	Plan Sponsor	During 2005, participant contributions were not deposited to the Plan in a timely manner.	$ 175	$ 3
		It was noted that there were unintentional delays by the Company in submitting 2005 participant contributions in the amount of $175 to the Trustee. On April 18, 2006, the Company reimbursed the Plan for lost earnings in the amount of $3.		

See accompanying report of independent registered public accounting firm.

EMPLOYEES' RETIREMENT SAVINGS PLAN
OF PROVIDENT BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, number of shares or units, rate of interest	(d) Current value
	Money market fund:		
*	Fidelity Investments	Fidelity Institutional Fund	$ 1,369,549
	Common stock:		
*	Provident Bankshares Corporation	Common stock; 931,503 shares	31,456,856
	Common/collective trust:		
*	Fidelity Investments	Fidelity Advisor Stable Value Portfolio; 13,160,570 units	13,160,570
	Mutual funds:		
*	Fidelity Investments	Fidelity Advisor Intermediate Bond Fund; 197,688 shares	2,140,958
*	Fidelity Investments	Fidelity Advisor Balanced Fund; 302,467 shares	4,788,052
	AIM Investments	AIM Basic Value Fund; 52,913 shares	1,810,696
*	Fidelity Investments	Fidelity Advisor Dividend Growth Fund; 673,609 shares	8,170,877
*	Legg Mason, Inc.	Legg Mason Value Trust, Inc.; 111,428 shares	7,655,127
*	Fidelity Investments	Fidelity Advisor Equity Growth Fund; 72,636 shares	3,485,075
*	Fidelity Investments	Fidelity Advisor Overseas Fund; 93,345 shares	1,816,485
*	Fidelity Investments	Fidelity Advisor Value Strategies Fund; 48,654 shares	1,409,031
*	Fidelity Investments	Fidelity Advisor Small Cap Fund; 163,731 shares	4,094,911
			35,371,212
	Participant loans:		
*	Participant loans	Interest rates ranging from 4% to 10.5%	1,448,260
			$ 82,806,447

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Employees' Retirement Savings Plan of Provident Bank

Date: 6/28/06

By: ______________________
Lisa Punt, Managing Director, Human Resources, for the Retirement Benefits Committee, Plan Administrator

00278115.DOC

EXHIBIT 23.1

CONSENT OF KPMG LLP

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK

11-K Report

December 31, 2005 and 2004

Consent of Independent Registered Public Accounting Firm

The Retirement Benefits Committee
Employees' Retirement Savings Plan of Provident Bank:

We consent to the incorporation by reference in the registration statements (Nos. 333-90520 and 333-45651) on Forms S-8 of Provident Bankshares Corporation of our report dated June 23, 2006, with respect to the statements of net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) as of December 31, 2005 and delinquent participant contributions for the year ended December 31, 2005, which report appears in the December 31, 2005 report on Form 11-K of the Employees' Retirement Savings Plan of Provident Bank.

KPMG LLP

Baltimore, Maryland
June 28, 2006